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SEC FILE NUMBER
8-40861

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gordian Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue - 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick J Marron	516 287 2726	pat@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Henry F. Owsley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gordian Group, LLC as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

JUDY W. YU
Notary Public, State of New York
No. 01YU4956829
Qualified in Queens County
Commission Expires September 25, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-11(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA
Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Gordian Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2021, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2022

Gordian Group, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 2,951,070
Restricted cash	123,050
Accounts receivable	277,709
Prepaid expenses	227,964
Fixed assets, net of accumulated depreciation and amortization of $249,590	22,710
Other	137,648
Operating lease right of use asset	631,650
Total assets	$ 4,371,801
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 807,999
Accrued professional fees	48,500
Other accrued expenses and liabilities	11,472
Operating lease liability	783,654
Total	1,651,625
Subordinated loan	250,000
Member's equity	2,470,176
Total liabilities and member's equity	$ 4,371,801

See notes to statement of financial condition.

1. Organization

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company as an investment bank is primarily engaged in providing financial advisory services to business entities (and the buyers, investors, and lenders to such entities) engaged in a variety of financial transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized as services are provided. Deferred revenue, when presented, is comprised of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. Accounts receivable on December 31, 2021, consists of amounts due from four clients, the largest of which represents 37% of the total.

Cash Equivalents

The Company considers certain short-term, highly liquid investments such as U.S. Treasury Bills maturing within ninety days to be cash equivalents.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the status of the individual accounts receivable.

Nonmarketable Securities
From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation, and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years.

Income Taxes
While the Company is a disregarded entity for income tax purposes, its results of operations are included in the Parent's income tax returns and its statement of operations reflects the effect of such inclusion while also recognizing any reductions in its income tax provisions as the result the Parent's activities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred income tax assets in the future more than its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. Cash and Cash Equivalents

On December 31, 2021, cash and cash equivalents of $2,951,070 consists of $1,951,090 in checking and interest-bearing accounts at four banks and $999,980 of United States Treasury Bills due February 1, 2022. The Company's cash and restricted cash balances at each bank are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in uninsured balances at one of the banks of approximately $1,539,000.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with enough frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets.
b. Quoted prices for identical or similar assets or liabilities in markets that are not active.
c. Inputs other than quoted prices that are observable for the asset or liability.
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting

entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

The changes in Level 3 assets measured at fair value for the year ended December 31, 2021, are as follows:

	Common Stock	Warrants
Balance at beginning of year	$ 29,036	$ 11,534
Sales proceeds	(27,216)	(17,424)
Realized gains	12,216	4,816
Change in unrealized gains	(14,036)	1,074
Balance at December 31, 2021	$ -	$ -

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class on December 31, 2021:

	Cost	Accumulated Depreciation	Net
Equipment	$ 33,506	$ 10,796	22,710
Furniture	238,794	238,794	-
Total	**$ 272,300**	**$ 249,590**	**$22,710**

6. Commitments and Contingencies

The Company maintains offices in New York City under a lease, expiring December 31, 2025, which gives the Company the option to early terminate the lease on March 31, 2023 by providing notice and paying a termination fee estimated to be approximately $203,000. Under the guidance of ASU 2016-02, the Company has recognized assets and liabilities for the rights and obligations created by leased assets, measured as the present value of the lease payments through the early termination date. The following table reflects the operating lease remaining obligation, imputed interest, liability, and right of use asset as of December 31, 2021.

Remaining obligation	$	850,067
Imputed interest		(66,413)
Liability	$	**783,654**
Right of use asset	$	**631,650**

The Company has restricted cash of $123,050 as security under the lease.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $1,931,095 which exceeded the required minimum net capital of $100,000 by $1,831,095. Aggregate indebtedness at December 31, 2021 totaled $1,019,976. The percentage of aggregate indebtedness to net capital was 52.82%.

8. Subordinated Loan

The Company has a $250,000 subordinated loan at 10% per annum which is due March 31, 2022. The Company and the lender have agreed to extend the loan's maturity to March 31, 2023 subject to FINRA's approval of the extension. The loan proceeds are available to the Company in computing its net capital under the Rule and, accordingly, may not be repaid if the proceeds are required for continued compliance with the Rule.

9. Employee Retention Tax Credit ('ERTC")

As provided for under the Cares Act and pursuant to Internal Revenue Service Notice 2021-49, the Company has filed for a refund of $135,268 consisting of $122,986, the ERTC and $12,282, the refundable portion of employer Medicare taxes, both of which are included in other assets on the accompanying statement of financial condition.

10. Retirement Plan

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2021.

11. Income Taxes

The Company's Parent is no longer subject to U.S. federal and state income tax examinations for years before 2018.

12. Related Party Transactions

The accompanying statement of operations reflects fee revenues of approximately $375,000 from engagements in which the Company acted as sub-contractor for an affiliate in which it owns a 50% interest. Expenses incurred in connection with those engagements were approximately $83,000.

13. Subsequent Events

Subsequent events were evaluated through February 22, 2022 which is the date the financial statements were available to be issued.